

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 7, 2016

Via E-mail
Edwin Witarsa Ng
Chief Executive Officer
KinerjaPay Corp.
Jl. Multatuli, No. 8A
Medan, 20151
Indonesia

>   **Re: KinerjaPay Corp.**
>   **Registration Statement on Form S-1**
>   **Filed May 11, 2016**
>   **File No. 333-211294**

Dear Mr. Ng:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing. Please also state your election under Section 107(b) of that Act.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover

3.   In the last sentence of the first paragraph, you disclose that all shares to be resold have already been issued. In the preceding sentence, however, you disclose that shares underlying warrants will be resold. Please reconcile.

Summary of Financial Information, page 7

4.   The first paragraph says the information below is derived from your "unaudited interim financial information for the years ended December 31, 2015 and 2014." However, the disclosure in your financial statements indicates that those periods were audited and were your fiscal-year end, not an interim period. Please revise.

Risk Factors, page 8

Our revenues will be dependent upon acceptance . . ., page 9

5.   Please tell us the purpose of the last sentence in the first paragraph of this risk factor. If your business faces a risk that customers will not use your portal, or you are already aware that customers are not using your portal, please state this fact directly without using mitigating language.

Selling Security Holders, page 18

6.   We note your disclosure that PT Stareast Asset Management has a material relationship with you. Please clarify whether this material relationship is solely due to its ownership of more than five percent of your common stock or if other factors create a material relationship. We note the name of this entity is similar to the name of an entity listed on page 41. Please also clarify whether PT Stareast Asset Management is a broker or dealer or affiliate of a broker or dealer.

7.   Please disclose the transaction in which the selling security holders acquired the offered shares. Include the date of the transaction and the amount that the security holder paid for the offered securities, and file all agreements related to the transaction as exhibits. Please also reconcile the date of issuance listed here with the dates listed in the Form 8-K filed March 23, 2016.

Description of Business, page 22

8.   Please describe the development of your business over the past five years, or such shorter period as you have been in business. For example, describe when you acquired,

developed or secured the intellectual property you say you hold. Also describe when you commenced operations for each of the services you provide.

Our Electronic Payment Service, page 23

9.   We note use of the terms "secure" and "reliable" as used to describe your electronic payment service. To the extent that ensuring the security and reliability of your service requires spending by you, please ensure you describe the nature and extent of those expenses. Please also revise to clarify how you ensure the safety and reliability of your services.

10.   We note your disclosure on page 12 that your transaction fees vary by payment method. Please disclose here the transaction fees that you pay by payment method. Your disclosure should also address how your business is affected by use of each payment type that you disclose.

11.   Please revise to disclose clearly how you intend to generate revenues from your electronic payment service and virtual marketplace. For example, we note your disclosure in the fourth paragraph of this section regarding the number and value of transactions conducted on your portal and disclosure on page 24 regarding the number of customers. Given these numbers, it is unclear why you have no revenues to date. Please revise to clarify. Your revised disclosure should indicate to investors the importance of the transaction and customer data you disclose as relates to your business and ability to generate revenues.

Patents, Trademarks, Intellectual Property, Licenses, page 24

12.   We note the "license to use and commercially exploit certain proprietary technologies and intellectual property" and the domain name. Please revise to clarify the nature of the "proprietary technologies" and "intellectual property" you have licensed and the duration and source of protection.

Market for Common Equity and Related Stockholder Matters, page 27

Market Information, page 27

13.   Please reconcile the information regarding your transfer agent that you disclose here with the information you disclose on pages 20 and 26.

Index to Financial Statements

14.   Please amend this filing to include updated financial statements and related disclosures. Refer to Rule 8-08 of Regulation S-X.

15.   We note that a one-for-thirty (1:30) basis reverse split of your common shares became effective as of March 10, 2016. Please give retroactive effect to this split in your amendment to this filing.

Notes to Financial Statements

Note 1. The Company and Significant Accounting Policies

16.   We note disclosures on page 24 that "Our Kinerja.com platform was launched in February 2015 but has already achieve significant market acceptance evidenced by more than 13,000 users/customers and more than 78,000 e-commerce transactions in 2015." Please revise this note to disclose the nature and significant terms of your planned revenue transactions as well as your accounting policy for each transaction disclosed. Please provide us with specific references to the authoritative US GAAP you considered when determining the propriety of the revenue recognition policies disclosed in your amendment to this filing.

17.   In a related matter, we see you have not recorded any revenue during fiscal 2015. Given that fact, please tell us why disclosures on page 24 and elsewhere in the filing indicate you have more than 13,000 users/customers since the launch of your platform in February 2015.

Note 4. Notes Payable

18.   We note your disclosure of the reduction in conversion price on all outstanding notes effective September 30, 2015. We also note that the modification resulted in de-recognition of the old notes and recognition of the new notes and the aggregate fair value of the modified conversion terms of $199,305 was recognized as a loss on debt extinguishment in 2015. Please describe for us how you determined the amount recorded as loss on extinguishment of debt in 2015 based on your consideration of the guidance at ASC 470 or other authoritative US GAAP. In your response, please show us how the loss was computed. Since there are no outstanding convertible notes as of December 31, 2015, please consider expanding your disclosure in this note to include additional details regarding the referenced 2015 note transactions, including quantitative details as to how the debt extinguishment loss was calculated.

Management's Discussion and Analysis of Financial Condition and Plan of Operations, page 39

Plan of Operations, page 39

19. Please clarify what you mean by the last sentence on this page. If you expect to require this amount to carry out your operations, please state so clearly. Please also describe your business plan for the next 12 months, explaining how the amount of capital you reference will be sufficient to fund your operations and fully implement that plan.

Directors, Executive Officers, Promoters and Control Persons, page 41

20. Given the other, ongoing business interests of Mr. Ng referenced in your disclosure, please revise to clarify the amount of time he intends to devote to your affairs. Please provide similar disclosure for the other individuals described in this section.

21. Please tell us why this section does not provide the information required by Item 401 of Regulation S-K with respect to the individual referenced in the Form 8-K filed on April 13, 2015.

22. Please briefly describe Mr. Pranata's business experience for the full five-year period that Regulation S-K Item 401(e) requires, including 2011 through 2014. Ensure that you include the name and principal business of any corporation or other organization in which the individual's principal employment or occupation was carried on. Your revised disclosure should present sufficient information to allow investors to evaluate the business experience of your executive officer.

23. The penultimate paragraph on this page refers to a five-year period. Please refer to Item 401(f) of Regulation S-K and revise accordingly.

Security Ownership . . ., page 44

24. Note 1 to the table discloses that Mr. Ng has sole voting and dispositive powers regarding 1,333,333 shares held by PT Kinerja Indonesia. The Form 8-K you filed on March 23, 2016 discloses that those shares vest only after 18 months. Also, on page 42, you disclose that none of your affiliates hold unvested stock. Please clarify the terms of the 1,333,333 shares held by PT Kinerja Indonesia.

Transactions with Related Persons . . ., page 45

25. Please disclose the information required by Item 404 of Regulation S-K with respect to the agreement included as Exhibit 10.7 and the shares issued for the services provided under that agreement. Include in your revisions the nature and extent of Mr. Ng's

affiliation with the counter party to this agreement, payment terms and duration of services provided and to be provided. Please also note your obligations under Item 402 of Regulation S-K.

Item 15. Recent Sales of Unregistered Securities, page 48

26. Please tell us why you do not include disclosure here and on page 27 reflecting the transaction you describe in your Form 8-K filed March 23, 2016 and revise as appropriate. Please also reconcile the number of shares of common stock issued to Dana Beresovski, as disclosed here, with the number disclosed in the Form 8-K filed November 17, 2015.

Item 16. Exhibits and Financial Statement Schedules, page 49

27. You disclose that several exhibits are "filed herewith," but those exhibits were not included with this filing. Please revise and file those exhibits. You also disclose that exhibits listed here are "attached to" or "filed with" other filings you have made. If you are attempting to incorporate by reference those exhibits, please revise to do so clearly and indicate the specific date and filing from which you are incorporating by reference. Otherwise, please file those exhibits with your next amendment.

28. Please file a complete version of your articles of incorporation and bylaws, as amended, including the recent changes to those documents, such as your name change and reverse stock split, and the exhibit required by Regulation S-K Item 601(b)(21). Please also clarify the purpose of including as an exhibit a form of common stock certificate from more than four years ago, given the changes that were made to your corporate name and your governing documents since February 2012.

Item 17. Undertakings, page 50

29. Please provide the undertakings required by Regulation S-K Item 512(a)(6).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton at (202) 551-3626 or Jay Webb, Senior Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Richard Rubin, Esq.